Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

8,500,000 Units 100% Principal Protected Notes Linked to the Value of a Latin American Currency Basket Due September 8, 2009 $10 principal amount per unit Term Sheet No. 2936	Pricing Date	February 28, 2008
	Settlement Date	March 6, 2008
	Maturity Date	September 8, 2009
	CUSIP No.	59022Y311

Merrill Lynch & Co., Inc.
100% Principal Protected Notes

•       173% participation in increases in the Latin American Currency Basket

•       100% principal protection at maturity

•       A maturity of approximately 18 months

•       No periodic interest payments

•       No listing on any securities exchange

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CURR-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$85,000,000
Underwriting discount	$.125	$1,062,500
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$83,937,500

Merrill Lynch & Co.

February 28, 2008

Summary

The 100% Principal Protected Notes Linked to the Value of a Latin American Currency Basket due September 8, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 173% participation rate in increases in the value of the Latin American Currency Basket (the “Basket”) from the Starting Value of the Basket on February 28, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Basket determined on the valuation date shortly prior to the Maturity Date of the Notes. The value of the Basket will increase if the value of the Basket’s long currencies (the Argentine peso, the Brazilian real and the Chilean peso (the “Long Basket Components”)) appreciate against the Basket’s short currency (the United States dollar (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”)). The value of the Basket will decrease if the value of the Long Basket Components depreciates against the Short Basket Component. Investors must be willing to forego interest payments on the Notes.

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Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, including the Participation Rate of 173%. The orange line reflects the hypothetical Redemption Amount of the Notes, while the dotted blue line reflects the performance of an investment in the Basket Components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of Redemption Amount calculations reflecting the Participation Rate of 173%:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 50

The Redemption Amount (per unit) = US$10.00                  (The Redemption Amount cannot be less than $10.00 per unit)

Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Redemption Amount (per unit) =	$10 +	($10 x	(173% x	(105 - 100)))	= US$10.87
100

Example 3—The hypothetical Ending Value is equal to 115% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 115

Redemption Amount (per unit) =	$10 +	($10 x	(173% x	(115 - 100)))	= US$12.60
100

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The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return in United States dollars on an investment in the Basket Components, taking into account only movements in the Exchange Rates (as defined below) of the Basket Components.

The table below reflects the Participation Rate of 173%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return on the Basket Components (1)(2)
75.00	-25.00%	$10.00 (4)	0.00%	0.00%	-18.22%
80.00	-20.00%	$10.00	0.00%	0.00%	-14.29%
85.00	-15.00%	$10.00	0.00%	0.00%	-10.51%
90.00	-10.00%	$10.00	0.00%	0.00%	-6.88%
95.00	-5.00%	$10.00	0.00%	0.00%	-3.38%
100.00 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
105.00	5.00%	$10.87	8.65%	5.59%	3.27%
110.00	10.00%	$11.73	17.30%	10.88%	6.43%
115.00	15.00%	$12.60	25.95%	15.93%	9.50%
120.00	20.00%	$13.46	34.60%	20.74%	12.48%
125.00	25.00%	$14.33	43.25%	25.36%	15.38%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 6, 2008 to September 8, 2009, the term of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket. The returns in this column take into account only movements in the Exchange Rates of the Basket Components.

(3)	This is the Starting Value.

(4)	The amount you receive on the maturity date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates on the day the Ending Value is determined and the term of your investment.

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Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket.

•	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

•	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of the Basket will increase from the Starting Value to the Ending Value.

•	You accept that you may only receive your original investment amount if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•

You anticipate that the level of the Basket will decrease from the Starting Value to the Ending Value or that the level of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You seek an investment that provides a guaranteed redemption amount above the principal.

•	You seek interest payments or other current income on your investment.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Discontinuation of a Basket Component

In the event a Basket Component (the “Old Currency”) is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the Old Currency’s country, the Calculation Agent will calculate the Ending Value of the Basket by using the exchange rate of the New Currency on the Valuation Date, multiplied by a fraction the numerator of which shall be “1” and the denominator of which shall be the number of units of the Old Currency represented by one unit of the New Currency. No other changes will be made to the Basket as a result of such replacement.

As an example of the calculation described above, if a Basket Component is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the Old Currency, the Ending Value of the Basket would be calculated by using the applicable exchange rate of the New Currency (relative to the United States dollar) multiplied by 1/1,000.

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Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

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The Basket

The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, from the Starting Value to the Ending Value. The currencies that compose the Basket are the United States dollar, Argentine peso, Brazilian real and Chilean peso. Each Basket Component was weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as long positions in the Argentine peso, Brazilian real and Chilean peso (collectively the “Long Basket Components”). The Long Basket Components were initially weighted as set forth in the table below. The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

On the Pricing Date, a fixed factor (the “Multiplier”) was determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier was calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example, if the value of the Argentine peso appreciates from 0.31670625 United States dollars per Argentine peso, its value on the Pricing Date, to 0.34520981 United States dollars per Argentine peso, then the Argentine peso contribution to the value of the Basket would equal 36.33 (the Multiplier for the Argentine peso, 105.2395, multiplied by 0.34520981). The appreciation in the Argentine peso would increase the value of the Basket because of the long position. If the value for the Brazilian real appreciates from 0.59797883 United States dollars per Brazilian real, its value on the Pricing Date, to 0.62189798 United States dollars per Brazilian real, then the Brazilian real contribution to the value of the Basket would equal 34.66 (the Multiplier for the Brazilian real, 55.7378, multiplied by 0.62189798). The appreciation in the Brazilian real would increase the value of the Basket because of the long position. If the value of the Chilean peso depreciates from 0.00218331 United States dollars per Chilean peso, its value on the Pricing Date, to 0.00211781 United States dollars per Chilean peso, then the Chilean peso contribution to the value of the Basket would equal 32.34 (the Multiplier for the Chilean peso, 15,270.3922, multiplied by 0.00211781). The depreciation in the Chilean peso would decrease the value of the Basket because of the long position. Based on the above, the new value of the Basket would be 103.33 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.00.

On the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, Multiplier and initial Basket contribution were as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Multiplier(2)	Initial Basket Contribution

United States dollar	USD	-100.00	1.00000000	-100.0000	-100.00

Argentine peso	ARS	33.33	0.31670625	105.2395	33.33

Brazilian real	BRL	33.33	0.59797883	55.7378	33.33

Chilean peso	CLP	33.34	0.00218331	15,270.3922	33.34

(1)	This is the Exchange Rate on the Pricing Date.

(2)	The Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on the Pricing Date, and rounded to four decimal places.

For purposes of determining a Basket value, the “Exchange Rates”:

(i) for the Argentine peso is the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Argentine peso can be exchanged, the inverse of the value as reported by the Trade Association for the Emerging Markets on page emta.org, or any substitute page thereto;

(ii) for the Brazilian real is the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Brazilian real can be exchanged, the inverse of the value as reported by Reuters on page BRFR, or any substitute page thereto; and

(iii) for the Chilean peso is the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chilean peso can be exchanged, the inverse of the value as reported by Banco Central de Chile as the “Dólar Observado” rate, or any substitute page thereto.

The initial Exchange Rates were equal to the inverse of the currency exchange rates on the Pricing Date as reported by:

(i) Trade Association for the Emerging Markets on page emta.org, or any substitute page thereto, at approximately 12:00 p.m. in Buenos Aires for the Argentine peso;

(ii) Reuters on page BRFR, or any substitute page thereto, at approximately 5:00 p.m. in New York City for the Brazilian real; and

(iii) Banco Central de Chile as the “Dólar Observado” rate, or any substitute page thereto, at approximately 5:30 p.m. in New York City for

100% Principal Protected Notes	TS-7

the Chilean peso.

For purposes of determining the Ending Value, the Exchange Rates will be the inverse of those rates as reported by:

(i) Trade Association for the Emerging Markets on page emta.org, or any substitute page thereto, at approximately 12:00 p.m. in Buenos Aires for the Argentine peso;

(ii) Reuters on page BRFR, or any substitute page thereto, at approximately 5:00 p.m. in New York City for the Brazilian real; and

(iii) Banco Central de Chile as the “Dólar Observado” rate, or any substitute page thereto, at approximately 5:30 p.m. in New York City for the Chilean peso.

If the currency exchange rates are not so quoted on Trade Association for the Emerging Markets page emta.org, Reuters page BRFR or Banco Central de Chile as the “Dólar Observado” rate (as applicable), or any substitute pages thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the inverse of the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2003 through January 2008 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100.00 on the Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

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Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-3.

Characterization of the Notes. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General. On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Code addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, will be determined by reference to the value of the Basket, while repayment of 100% of the Original Offering Price thereof will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals. Each year, a U.S. Holder of a Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. has established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the Notes. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon a projected payment schedule for the Notes (including both a Projected Supplemental Redemption Amount and an estimated yield equal to 3.34% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
March 6, 2008 through September 6, 2008	$0.1686	$0.1686
September 7, 2008 through March 6, 2009	$0.1700	$0.3386
March 7, 2009 through September 8, 2009	$0.1728	$0.5114

Projected Supplemental Redemption Amount = $0.5114 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3.

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Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch and Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this term sheet (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements) and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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Additional Terms of the Notes

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement CURR-3 dated October 18, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507221212/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

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